SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Immucor, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

452526106
(CUSIP Number)

July 9, 2009
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452526106	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,787,668
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,787,668
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 452526106	13G/A	Page 3 of 5 Pages

Item 1(a).	NAME OF ISSUER.

Immucor, Inc.

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

3130 Gateway Drive
P.O. Box 5625
Norcross, Georgia 30091-5625

Item 2(a).	NAME OF PERSON FILING:

JANA Partners LLC

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

767 Fifth Avenue, 8th Floor
New York, New York 10153

Item 2(c).	CITIZENSHIP:

   This Statement is filed by JANA Partners LLC, a Delaware limited liability company.

   JANA Partners LLC is a private money management firm which holds the Common

   Stock of the Issuer in various entities and accounts under its management and control,

   including but not limited to, Segregated Portfolio 13 ("SP13"), a managed account for which JANA Partners LLC serves as investment manager. Pursuant to a Subadvisory

   Agreement with SP13, in certain circumstances SP13 has the right to override the voting decisions made by JANA Partners LLC with respect to securities held in SP13,

   including 194,500 shares of Common Stock, and has the right to terminate its

   Subadvisory Agreement with JANA Partners LLC.  The principals of JANA Partners

   LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.10 per share

Item 2(e).	CUSIP NUMBER:

452526106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

CUSIP No. 452526106	13G/A	Page 4 of 5 Pages

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	OWNERSHIP.

(a)	Amount beneficially owned: 3,787,668
(b)	Percent of class: 5.4%
(c)	Number of shares as to which JANA Partners LLC has:
	(i)	Sole power to vote or direct the vote: 3,787,668
	(ii)	Shared power to vote or direct the vote: 0
	(iii)	Sole power to dispose or direct the disposition: 3,787,668
	(iv)	Shared power to dispose or direct the disposition of: 0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 452526106	13G/A	Page 5 of 5 Pages

Item 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 14, 2009

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Jennifer Fanjiang
Deputy General Counsel